Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: October 14, 2021

EO Charging partners with Mercedes-Benz Vans to accelerate electrification

•	Mercedes-Benz Vans customers can now benefit from simple, ‘one-stop shop’ access to EO’s electric vehicle charging expertise, charging hardware and charge point management software

•	New partnership supports Mercedes-Benz Vans’ ambition of locally emission-free mobility

•	Mercedes-Benz Vans EV customers include Amazon, Hermes, Clancy, Co-op, DPD and Royal Mail

London, 14th October 2021 – EO Charging (“EO”), a leading provider of technology-enabled turnkey solutions for electric vehicle (“EV”) fleets, has partnered with Mercedes-Benz Vans to provide customers with electric vehicle chargers, charge point management software and ongoing support & maintenance.

Anyone purchasing an electric van bearing the three-pointed star can benefit from the new partnership. For retail customers whose vehicle batteries will be charged at home, the EO charge point will be supplied and installed free of charge. Fleets and small businesses ordering vehicles for operation from one or more depots can also purchase EO chargers from Mercedes-Benz and its official UK Retail network at attractive rates.

Key to Mercedes-Benz Vans’ decision to engage in the new partnership was the industry-leading service and maintenance package that EO provides to customers through the installation and life of the charger. EO recently executed a program covering several thousand AC chargers at more than 50 sites across six countries for one of its clients. As part of the charging program, EO resolved any Europe-wide on-site or remote issue in an average time of under three hours.

Mercedes-Benz Vans UK will be delivering 168 eSprinters to the British business unit of parcel service provider Hermes, while other fleet operators now running its electric models include the likes of Amazon, Clancy, Co-op, DPD and Royal Mail. Recognising that this new technology is still in its infancy, Mercedes-Benz Vans Dealers are also focused on helping customers of all sizes make the leap to electric.

Charlie Jardine, CEO and Founder of EO, commented: “Making the switch to an electric vehicle can be daunting for businesses and the everyday EV driver. Too often do drivers leave a dealership without having received any education on how charging works—we want to put a stop to this in partnership with Mercedes-Benz Vans.

“The partnership is testament to the reliability and success we’ve already achieved having worked indirectly with Mercedes-Benz Vans and is another significant step on our roadmap to becoming the global leader in charging electric car, van, truck and bus fleets.”

The manufacturer’s strategic agreement with EO reflects its ‘Ambition 2039’ climate-neutral mobility goal and commitment to assist operators in making the transition from diesel- to battery-powered vehicles.

The Mercedes-Benz Vans range includes fully-electric eSprinter and eVito variants, while the first right-hand drive eCitans are set to arrive in the UK roads towards the end of next year. All produce zero tailpipe emissions.

Kevin Ferris, Head of Electric Mobility, Mercedes-Benz Vans UK, added: “We are committed to the pursuit of emission-free mobility and sustainable vehicle production and it is crucial as we work towards these goals that we do so with partners we trust. This explains why Mercedes-Benz Vans UK has chosen to add EO as a charging partner.

“Our pledge to those contemplating the switch to electric is that we will be at their side to support them on their journeys to a cleaner, ‘greener’ future. Given its well proven capabilities and advanced technology, I have every confidence in EO’s ability to assist our customers by making the transition as simple as possible.”

As Mercedes-Benz Vans’ EV technology continues to evolve over the years to come, EO’s experts will be available to support established customers and new converts to the brand in adopting more sustainable transport solutions.

EO Charging recently announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG), which is expected to result in EO Charging becoming a public company listed on the NASDAQ exchange.

ENDS

Notes to Editors

About EO

EO Charging (EO) is a leading technology solutions provider in the EV sector. EO designs and manufactures EV charging stations and hardware-agnostic cloud-based charge-point management software for fleets at its headquarters in the UK. EO also provides installation services and ongoing operations and maintenance services across its fleet customer base.

Founded in 2014, EO’s technology is used by a number of the world’s largest businesses and fleet operators and it now distributes to over 35 countries around the world. It aims to become the global leader in charging electric van, truck, bus and car fleets.

EO was ranked number 27 on the Financial Times’ FT1000 list of Europe’s fastest-growing companies. EO Charging previously announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG), which is expected to result in EO Charging becoming a public company listed on the NASDAQ exchange.

To learn more, please visit www.EOcharging.com and follow us @EOCharging on Twitter and LinkedIn.

PR Contacts:

SEC Newgate UK

Ian Morris / Sophie Morello / Jessica Hodson Walker / Tim Le Couilliard

EOCharging@secnewgate.co.uk

About Mercedes-Benz Vans UK

Mercedes-Benz has been at the forefront of commercial vehicle innovation for over 120 years. From the world’s first motorised van in 1896, through to the emissions-free, shape-shifting, drone-compatible Vision URBANETIC concept vehicles of the future, the brand constantly drives change to keep businesses and lives moving.

Today, Mercedes-Benz Vans’ award-winning range of cargo and people-carrying vehicles leads the field in terms of flexibility, safety, on-board technology, reliability. In addition to diesel-engined versions of the small Citan, versatile mid-sized Vito, and Sprinter large van and chassis cab, the line-up includes fully electric eVito and eSprinter variants.

Mercedes-Benz Vans is transforming from a vehicle manufacturer to a provider of holistic transportation and mobility solutions, and offers a portfolio of services designed to keep businesses moving, including Mercedes-Benz Finance funding, Mercedes PRO connect in-built telematics, and flexible, cost-effective Service Care plans. Mercedes-Benz Vans UK’s dedicated Dealer network operates from 110 locations and provides round-the-clock aftersales support, including free Mobilo Van emergency roadside assistance.

For more information about Mercedes-Benz Vans, please visit www.mbvans.co.uk.

PR contacts

Impact Communications:

Steve Warren: 07770 470251, steve@impactcom.co.uk

John Ripley: 07771 484595, john@impactcom.co.uk

Forward Looking Statements

The information in this press release includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this press release, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 that includes a preliminary proxy statement/prospectus has been filed by EO with the SEC. After the registration statement is declared effective, the definitive proxy statement will be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a definitive prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the preliminary proxy statement/prospectus and the other relevant materials (including, when available, the definitive proxy statement/prospectus) when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.